June 16, 2006
Jennifer R. Hardy
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
     Re: Morton Industrial Group, Inc.
     Amendment No. 1 to Preliminary Transaction Statement on Schedule 13E-3 filed on June 7, 2006
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on June 7, 2006
     Quarterly Report on Form 10-Q filed on May 16, 2006
     Current Report on Form 8-K filed on March 23, 2006, and amended on Form 8-K/A filed on March 29, 2006, and Form 8-K/A filed on June 7, 2006
Dear Ms. Hardy:
     On behalf of Morton Industrial Group, Inc. (the “Company”), we are delivering for filing pursuant to the Securities Exchange Act of 1934 (i) an Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, (ii) an Amendment No. 2 to the Preliminary Transaction Statement on Schedule 13E-3, (iii) an amendment to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2006, and (iv) an amendment to the Current Report on Form 8-K filed on March 23, 2006, as subsequently amended, all of which are identified above. For your convenience, we are also separately providing you with three copies of each of the documents identified in clauses (i) through (iii), marked to show all changes since the filing of each (or the amendment thereto) with the Securities and Exchange Commission (the “Commission”).
     The documents identified in the preceding paragraph contain the Company’s responses to the comments contained in the Staff’s letter to the Company dated June 14, 2006 relating to such documents. The comments of the Staff are set forth in their entirety in bold text below, and the responses to those comments are set forth in the plain text immediately following each comment.

Summary Term Sheet
Continuing Investors, page ii
1.	Refer to the definition of “unaffiliated shareholders” in this subsection and to our prior comments 44 and 45. Revise your definition of unaffiliated security holders here and throughout your document to exclude from it all affiliated security holders. As currently defined, that term appears to include (i) affiliates who are not Continuing Investors (page ii), and (ii) all security holders including “unaffiliated shareholders who are not also officers or directors...” on page 10.

The following response should also be read in connection with the fourth comment of your June 14 letter.

We have changed certain defined terms in order to eliminate confusion in the use of such defined terms and to provide for definitional uniformity throughout the document. In the places where the term “Continuing Investors” appears, we have instead used the term “rollover shareholders.” In addition, in the places where the term “unaffiliated shareholders” appears, including its use in connection with the board’s fairness determination, we have instead used the term “non-rollover shareholders.” This term is consistent with the Houlihan Lokey opinion which speaks to the fairness of the consideration received by the shareholders other than the Rollover Shareholders (as defined in the opinion). We believe this use is correct since it accurately reflects the content of the Houlihan Lokey opinion.

As now drafted, the board’s fairness determination relates to the non-rollover shareholders and is consistent with the Houlihan Lokey opinion. As previously noted in the preliminary proxy statement, the board considered the analysis of Houlihan Lokey. However, the board was also cognizant of the fact that Houlihan Lokey’s definition of Rollover Shareholders meant that Mr. Broling and several officers of the Company’s subsidiaries who are also shareholders of the Company were included within the shareholders covered by the Houlihan Lokey opinion and the board’s fairness determination. The board considered the financial interests of Mr. Broling and those officers in the merger to be identical with the interests of all other non-rollover shareholders because they would receive the same dollar amount per share for their equity securities that all of such non-rollover shareholders would receive for their interests. In the case of Mr. Broling, the board also noted that he received no consideration for his service on the special committee. Finally, neither Mr. Broling nor any of the other subsidiary officers is acquiring any shares in Acquisition in connection with the merger. Accordingly, the board did not view the inclusion of Mr. Broling and the subsidiary officers in the group of non-rollover shareholders as affecting in any way its fairness determination as it applied to the non-rollover shareholders who are not affiliated with the Company.

We have added much of the substance of discussion in the immediately preceding paragraph to the section of the preliminary proxy statement that discusses the board’s fairness determination.
Financing, page iv
2.	We note your response to comment 8. Please confirm that you will file the lending agreements at the time they are finalized.

We note the request of the Staff. It is not contemplated, however, that the loan documents will be finalized and executed until the closing of the transaction, at which time the Company’s public shareholders will have become legally entitled to receive the cash merger consideration (and accordingly will no longer have an ongoing ownership interest in the Company). As such, we do not believe that the terms of such definitive loan documents are relevant or material to the decision of the Company’s shareholders with respect to the transaction, and we respectfully request that we not be required to file these documents. We note that such treatment appears consistent with other financed going-private transactions.
Interests of the Certain Persons in the Merger, page v
3.	Refer to prior comments 9, 24, and 27. Expand the disclosure, including the tabular presentation, to include:
•	The exercise price of the options to purchase Acquisition shares that will be issued to each individual upon the merger’s closing. We note the disclosure on pages 30 and 31 that the exercise price will be $1.00 per share.

•	If warrants will be issued to any individual to purchase Acquisition common stock, state the number, purchase price, and exercise period of the warrants that will be issued to each individual. We note the disclosure on page 25 that warrants will be issued to purchase up to 3.75% of Acquisition common stock.
We have made the requested changes.
Opinion of Financial Advisor, page 11
4.	See our comment above with respect to the definition of unaffiliated security holders. Refer to your disclosure under the heading “Determination of Fairness” (page 18) that addresses “unaffiliated shareholders” and the financial advisor’s opinion addressed to the fairness of the consideration to be received by your security holders “other than the Rollover Shareholders.” Please reconcile this apparent discrepancy. Also, revise your disclosure elsewhere as necessary to address the fact that your financial advisor’s opinion speaks to fairness as to a group of security holders that appears to include affiliated security holders. Explain how your board of directors made its determination of fairness for unaffiliated security holders in spite of the cited language in the financial advisor’s opinion.

Please see our response to your first comment above.

Primary Benefits and Detriments of the Merger, page 26
5.	In the applicable bullet points on page 27, state the exercise price of the options that Messrs. Morton and Mealy will receive to purchase Acquisition shares. Similarly, revise the last paragraph on page 32.

We have made the requested changes.
Interests of Company Executive Officers and Directors, page 29
6.	Refer to prior comment 10. Identify here the two former non-employee directors who will receive cash in the merger for each share issuable to them under the non-employee directors’ compensation plan. We note the disclosure on page vi.

We have added identification of the two individuals.
Projected Financial Information, page 42
7.	Refer to prior comment 34. Disclosure states that management prepared financial projections for the fiscal years ending December 31, 2006 through December 31, 2009 and that these projections were provided also to Brazos. Since the projections that you provided us are only for the fiscal year ending December 31, 2005, we reissue the comment to provide us two copies of the financial projections that you provided to Brazos.

We are separately providing you with the projections that were provided to Brazos.
Selected Financial Projections, page 43
8.	Please disclose the substance of your response to comment 36.

We have added the requested disclosure.
Incorporation by Reference, page 72
9.	Note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

We have made the requested revision.
Form of Proxy Card
10.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1)of Regulation 14A.

We have made the requested revision.

April 1, 2006 10-Q
                    Item 4. Controls and Procedures, page 15
11.	We note the responses to prior comment 46. Revise here the disclosure to conform to the disclosure in the amended 10-K filed on June 7, 2006.

We are filing an amendment that contains the requested revision.
Exhibits 31.1 and 31.2

12.	We note the response to prior comment 49. Please confirm to us that Morton’s officers signed the certifications in their personal capacity. See Item 601(b)(31) of Regulation S-K.

We confirm that Morton’s officers signed in their personal capacities.
Exhibit 99.1
13.	Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit’s attachments, please refile the exhibit in its entirety.

The amendment on Form 8-K/A contains the text of the two commitment letters.
     This letter also acts as an acknowledgment on behalf of the Company that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings being filed and delivered, (ii) the Company’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings, and (iii) the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States federal securities laws.
     We hope that the preceding letter above and revised filings are responsive to your comments. If you have any questions or comments about any of the foregoing, please call (314) 480-1725.
Very truly yours,
/s/ James V. Stepleton

cc:	Edward M. Kelly, Esq. Rodney B. Harrison